Filed Pursuant To Rule 433

Registration No. 333-189752

January 30, 2015

Written transcript of the live presentation made at the InsideETFs.com 2015 Conference on Monday, January 26, 2015.

The following transcript was provided by ETF.com for filing with the Securities and Exchange Commission under Rule 433.

Session: 12:25 pm - 12:50 pm: “Bitcoin, ETFs & the Future of Digital Currency”.

Interview with Cameron Winklevoss and Tyler Winklevoss; Jessica Toonkel, Reuters, reporter; and Matt Hougan, ETF.com, President.

Inside ETFs 2015

Bitcoin, ETFs & the Future of Digital Currency

Monday, January 26, 2015

[begin: 1:40:27pm]

MATT: Thanks, Jim. I thought that was a fantastic panel. I was counting it up while Jim and the guys were talking. There’s about $1.8 trillion of ETF assets up here on the stage. So phenomenal that we got them done.

While the guys here do a little bit of stage managing, I just want to join Jim in saying how excited I am for this next panel. This panel is actually two years in the making. Ever since we heard Tyler and Cameron were working on a Bitcoin ETF, we wanted to bring them down here to Inside ETFs. Why? Because whether or not you love Bitcoin or hate it, the core idea of democratizing access to innovative financial tools is central to what has made ETFs great. And that’s what Tyler and Cameron are actually working on. So I’m thrilled they’re here.

I’m also thrilled we have Jessica Toonkel here to moderate the session. If you don’t know Jessica, she is one of the best ETF reporters on the planets. She’s known for asking hard, but fair questions. And I’m delighted to have her here.

Tyler and Cameron are in the quiet period of filing an ETF, which means there are a few things that they can’t talk about: They can’t talk about how the SEC approval process is going. They can’t talk about the size of the trust. They can’t talk about a handful of details. If Jessica asks any of those questions, they will say “no comment.” And that’s just the way it has to be. But there’s plenty for us to talk about. There’s plenty that’s going on with Bitcoin and the financial space. And I’m absolutely thrilled to have Jessica here to moderate that session. Jessica? [applause]

JESSICA TOONKEL: Thanks, Matt. Well, we are so excited to have you guys here today, and your attorney sitting right there to make sure that I don’t ask any bad questions. So we’ll try to stay in the lines. But I’m going to play the role of Skeptical Financial Advisor, because I think there might be a few in the audience.

So I just wanted to start out with the question: Why do we need a Bitcoin ETF?

MR. WINKLEVOSS: I think the first question is sort of, how do you buy Bitcoin? When we first went down this path about a year-and-a-half ago, we were asked this question constantly, how do I buy Bitcoin? And there’s not an easy answer. It’s getting a little bit easier. But once you buy it, then you have to store it. And then the question is, how do I store Bitcoin? And it’s kind of a scary thought when you have to secure large amounts of value on your computer. And we sort of were looking for a way to offload that and make it easier for people who want to get exposure to Bitcoin but don’t want to necessarily hold the asset directly.

JESSICA TOONKEL: And how should investors think about it? I mean, is this a currency? Is this a commodity? If you’re thinking about asset allocation, what plays does this play?

MR. WINKLEVOSS: We see it as a digital asset. So more like a commodity. So if you look at the GLD gold ETF, basically that’s our model.

JESSICA TOONKEL: And in terms of, who do you see as the investors, then? Are they mom-and-pop investors? Are they traders?

MR. WINKLEVOSS: I think it sort of runs the gamut from individuals to institutions. There’s definitely certain institutions and people we’ve spoken to that want to buy Bitcoin but are not able to buy or hold the asset directly. So offering the ability to buy a security and gain exposure, similar to how someone would buy a share in GLD, is a way that they can get access which they can’t currently.

JESSICA TOONKEL: For example, like who? What kinds of investors?

MR. WINKLEVOSS: Hedge funds that want to trade in it. People who believe that– for example, people who like gold as a store of value. If you like gold, there’s many reasons why you should like Bitcoin. If you sort of go across the board, Bitcoin’s more durable. It’s more portable. It’s more divisible. It’s more storable.

MR. WINKLEVOSS: It’s more finite.

MR. WINKLEVOSS: If you go through all the characteristics. And if you allocate a portion of your portfolio to gold and you believe that having a digital store of value is a good idea, then I think that Bitcoin is right up your alley.

Now, that being said, I’m completely leaving out the idea, sort of the technological aspect of Bitcoin and the payments network. And so, there’s the store of value argument of

Bitcoin, which I think is very compelling. But there’s also this new ecosystem developing around Bitcoin. And right now it’s a payment system which basically is like the Internet of money. If we were to rewind 15 years ago– more, 20, 25 years ago, and I said, Hey, would you like to invest in this new technology called the Internet? Here’s a way to buy a piece of the Internet, you’d say, Absolutely, I think this thing is going to grow and be the future.

The problem is, there was no easy way to buy a piece of the Internet. You either bought a domain and squatted on something that had three letters, or bought dictionary.com and hoped to sell it ten years later for some type of multiple.

Bitcoin is unique in the sense that if you believe in the promise of Bitcoin and the network, you can buy a piece of that network and ecosystem by buying Bitcoin. You don’t have to pick the companies, you don’t have to pick the winners. You can buy an S&P basket of the entire system.

So really, the question you have to ask yourself is, Do I believe Bitcoin is the future of payments? If the answer is yes, then you can own a piece of that, just like you can own a piece of Google or Amazon back 10, 15 years ago.

JESSICA TOONKEL: But why should we believe that Bitcoin is the future of payments? Maybe we should go back to that.

MR. WINKLEVOSS: I think the simple answer is that payments are broken. Anybody who’s sent a wire through the Fed wire system or through the SWIFT system has spent at least a day doing a domestic wire, and up to three days. And if you want to send that wire on a Friday afternoon and you miss that cutoff, you’re not getting anything done till Monday.

MR. WINKLEVOSS: We can send a wire now, or any amount of money to Sri Lanka, for instance, instantly, for free. Show me a payment system today that can do that. And it can’t. And the payment system that exists today is 50 years old. And when something’s 50 years old and is still not as easy as email, which came to the postal sector, it’s time for disruption. And that’s our thinking on it. We can’t guarantee it, but that’s the bet we’re making.

MR. WINKLEVOSS: And I think there’s plenty of metrics. We spend a lot of time as angel investors looking at new companies, meeting entrepreneurs all day long and trying to feel like what is the next thing. And the brightest minds in the room are flocking towards Bitcoin right now at a rapid pace. And the venture capital dollars are flooding into Bitcoin right now.

Now, they could all be wrong. But can you afford to sort of– in the venture capital world, you can’t afford to miss that decade innovation. You can’t afford to miss the Googles, the Amazons. If you do, then you just have to wait for that next innovation. And if you talk to computer scientists today, Bitcoin is– the solving of the Byzantine Generals’ problem is the largest computer science breakthrough in decades.

JESSICA TOONKEL: Okay, but what about mom-and-pop investors? Should they really be putting 20% of their portfolios in allocation to–

MR. WINKLEVOSS: I didn’t say 20%.

JESSICA TOONKEL: Right, I’m sorry.

MR. WINKLEVOSS: We’re not investment advisors, but if you have gold in your portfolio, or silver, or precious metal, or some sort of commodity that’s rare, you should consider Bitcoin. Because Bitcoin is that and more.

JESSICA TOONKEL: Let’s talk about some of the risks. First, let’s talk about the volatility of the currency. I mean, it’s trading, last I checked, around $230 from a peak of 1163 in December 2013.

MR. WINKLEVOSS: So the price is obviously– people fixate on price and they get fascinated by it. And it’s certainly important, because the opportunity of Bitcoin needs to be large enough to attract people in the opportunity. That being said, the volatility is largely a function of the fact that we’re dealing with a brand new technology and a digital asset that is unregulated in many parts of the world, and becoming regulated specifically in the state of New York, for example, under Superintendent Benjamin Lawsky of the New Department of Financial Services. They’re leading the forefront of regulation there. But the regulation’s not out. The framework’s being built. And it will be soon.

And so, as you can imagine, when you’re dealing with a commodity that’s global, trades 24/7, it’s going to have lots of gyrations and things and effects on it. But it’s new and you have to sort of bear with it like a new tech stock.

MR. WINKLEVOSS: There’s no Bitcoin ETF. There’s no Bitcoin US-licensed exchange. And that’s what we recently announced last Thursday evening. Our plans, Gemini.com [1:49:02] is a Bitcoin regulated exchange. The fact that there isn’t a regulated place to buy and sell Bitcoin in America is exactly why it’s volatile. There aren’t these suite of tools to hedge.

MR. WINKLEVOSS: There aren’t consumer protections.

MR. WINKLEVOSS: The biggest money’s not even in the game right now. We’re talking about a micro tech stock, and that’s what micro tech stocks that have unclear, but developing regulation do – they act volatile. But eventually, that’ll be gone; the market cap will be large. And it will start looking like a blue chip company and you won’t have what we now. But if you go back 100 years ago in the stock market, there was all sorts of volatility because there was growing pains. And that’s what we’re seeing.

MR. WINKLEVOSS: And let’s be clear. The narrative around Bitcoin has largely been dominated by bad behavior. And a lot of that is a few bad actors that sort of take the headlines, because that’s sort of what gets people excited, the interest story. But the reality is, is that the mundane life of Bitcoin is filled with tons of talented developers building this infrastructure and ecosystem and day-in-day-out grinding out.

And so, it’s going to happen, and it’s happening as we speak. But it’s not going to necessarily be overnight.

MR. WINKLEVOSS: This is exactly what we’d expect it to be looking like right now.

JESSICA TOONKEL: Okay, so today I think Coinbase, which is the US exchange launch, and you guys are also working on the– you’re waiting for regulatory–

MR. WINKLEVOSS: Yeah, we’re waiting on regulatory approval and we’re not going to operate until we get it.

JESSICA TOONKEL: But you think once, with these exchanges running and the currency getting more mainstream, you’re going to see the volatility even out?

MR. WINKLEVOSS: When we say “we,” just to be clear, we’ve been talking about the Bitcoin ETF, which is the Winklevoss Bitcoin Trust. Last Thursday evening we announced– Friday of last week we announced Gemini, Gemini.com, which is our effort. We built a team. We’re operating out of New York. And we’re looking to build a US regulated Bitcoin exchange. So just wanted to–

JESSICA TOONKEL: Right, the difference between the ETF and the exchange.

MR. WINKLEVOSS: So there’s basically two pieces of infrastructure we think are crucial that we’re building. And I think that other people building infrastructure as well is crucial to releasing the promise and potential of Bitcoin. So this is our effort to bring Bitcoin mainstream, to bring it into a regulatory box.

JESSICA TOONKEL: Maybe just take a minute and explain what the exchanges do.

MR. WINKLEVOSS: Sure, sure. So when we think of Gemini or Gemini.com, it will be like a NASDAQ of Bitcoin. You can go there, sign up, KYC, AML, prove you are who you are, add your bank account, and you can trade, buy and sell Bitcoin.

MR. WINKLEVOSS: Limited orders, buy/sell. And right now we support Bitcoin, but in the future it could be more digital assts, depending on the ecosystem evolves.

JESSICA TOONKEL: Okay, and what’s the difference between what you guys are working on and Coinbase?

MR. WINKLEVOSS: So we’re not super familiar with their product. But I think that they’re going for a similar concept of building exchange infrastructure. I’m not sure about their approach, so I can’t speak to it. But again, I think that the more people building infrastructure of Bitcoin, the better. We need our bridges and tunnels. We need great entrepreneurs and venture capitalists to continue to build. Otherwise it will just stay as a technology.

JESSICA TOONKEL: So with all the volatility, what do you think is fair value for Bitcoin?

MR. WINKLEVOSS: Well, some people see volatility as opportunity.

JESSICA TOONKEL: Sure, many people in this room do.

MR. WINKLEVOSS: And I think that if there was no risk today, there wouldn’t be a potential reward. I mean, we play in the venture game outside of Bitcoin, and it’s that one grand slam that– and there’s a lot of losers. And if there’s not that crazy risk, then there’s not that crazy Google/Facebook-type return rewards.

And so, I think you have to look at the Bitcoin, the market cap, let’s say it’s approximately 4-5 billion today. But if it truly is the global payment system of the future, well, then you should add up the market cap of what MasterCard, VISA, AMEX are, Discover, Western Union, and maybe then some, and then you have a payments network that– then you have a market cap of hundreds of billions of dollars, right?

If it’s a better gold, which we’ve sat here and told you that it is – if you go across all the characteristics of money, it ties or beats gold – then you’re talking about a market cap of potentially in the trillions.

JESSICA TOONKEL: Okay.

MR. WINKLEVOSS: Be skeptical, but basically what happens is, the Bitcoin breakthrough is they’ve made ones and zeroes scarce. Now, wrap your head around that. But they’ve done it. Gold is naturally scarce, right? It’s naturally scarce, but it’s not finite. They still mine gold, and they’re even talking about mining gold in asteroids. Bitcoin is locked at 21 million; it will never be larger than that.

MR. WINKLEVOSS: In the last two weeks, the price has been pretty low. And I kind of view it all as a buying opportunity. We never sold a bitcoin.

JESSICA TOONKEL: Really? MR. WINKLEVOSS: Yep, never sold one. We’re in it for the long haul. We take a five- to ten-year horizon and– but that being said, there’s plenty of people who are trading Bitcoin day to day, [1:54:17] different exchanges around the world, and professional traders who are actively working the space and will continue to go into the space.

So for people who love volatility, or like to trade between different markets and stuff, there’s plenty there. But we’re more taking a long-term value and hold–

MR. WINKLEVOSS: The other point: Bitcoin, again, it’s harder to seize. You can carry Bitcoin in your brain. It can go across the border; it’s borderless. It doesn’t sleep. No one controls it. There’s no headquarters to seize. There is every single thing you want in gold but better.

JESSICA TOONKEL: Let’s talk about cybersecurity. You’ve seen a few instances; there was an instance a few weeks ago with Bitstamp. Lost 5.1 million. Why shouldn’t investors be worried about that? And Mt.Gox?

MR. WINKLEVOSS: Yeah, no, it’s interesting, because it seems– like the historical banking system. Banks collapse all the time and take people’s money with it. People in Cyprus, for example, I think two years ago, they basically took a haircut on deposits above 100,000 euros. People lose money in the traditional banking system all the time.

That being said, because Bitcoin’s a new technology, when an organization gets hacked, it makes huge news. Just like Tesla Motors, when they have an engine fire, it’s front of all the business pages. And yet, there’s probably four Ford engine fires last week and Takata airbags are blowing up. But that’s because technology, people want to be [simultaneous conversation]

MR. WINKLEVOSS: Technology is always held to an unfair standard. And so, like Cameron is saying, if one Tesla Motors car goes on fire, it’s the front page of the business section. 10,000 GM fires a year in the car, never makes the paper, right?

It’s the same thing with Bitcoin. It’s going to be held to an unfair standard, and it’s going to be difficult. The point of a Bitcoin ETF structure is to offload the security to professionals who know how to do it. It’s to make it to– the same reason why you don’t keep gold in your house – you don’t want people robbing you, you want to sleep at night knowing that it’s in a vault with people who are professional. You don’t want to hire an armored guard every time you want to it that’s bonded. So all those same reasons you offload security and risk to an ETF structure, the same thing with Bitcoin.

And you’re right. Mt.Gox was a collapse; it happened a year ago. And this time Bitstamp was hacked. Bitcoin’s never been hacked. It’s always been companies on top of it. But Bitstamp is an exchange that recovered. And they have guaranteed that no one will lose money.

So as you can see, it’s evolving and getting better. And I think that one day– you see things like the Sony hack, and people are starting to realize that security shouldn’t be this guy in the back office, in the back room who it’s an afterthought. It should be in the front office. It should be the most important person in the organization. And Bitcoin, security’s important, and I think people are getting that.

MR. WINKLEVOSS: And that’s really, I think you said it well. Security first is the mentality that we approach Gemini and we approach everything in this space. And Bitcoin companies know the harsh realities of when you aren’t thinking that way. And even when you do, look, there’s people and trackers– Bitcoin companies are tier one threats, no question. And I think when Sony got hacked, that was one of the interesting things, is they didn’t think they were a tier one threat. They didn’t quite realize that they were. And they got hacked in a pretty easy, straightforward way.

And I think that companies and the mentality going forward is going to be security’s right at the front.

JESSICA TOONKEL: But I think people want to know, what if there’s a Bitcoin ETF and the exchange gets hacked? Are there protections for investors? Because banks have protections.

MR. WINKLEVOSS: So bitcoins can be completely offline. It’s a misnomer to think that bitcoins are stored on some computer that’s in the corner that can get hacked and it’s on the Internet. There’s way to generate bitcoin wallets that are airgapped from the Internet that no one can actually hack and touch.

So it can be very– it’s very secure if done the right way. But it takes experts to do it the right way. And with Gemini, our first hire was a security hire. And our third hire was a security hire. And so, we have that mentality, and one day that will be normal. But it’s not in startups. When you talk to security guys and you’re saying, “You’re my first hire,” like, “Really? I’m usually called in like 20 or 30 hires in to clean up the mess. Like this is really refreshing.”

MR. WINKLEVOSS: And Mt.Gox, which is sort of the most well-known hack that took so much money with it, Mt.Gox stands for Magic the Gathering Online eXchange. So it started as an exchange for magic cards. And it pivoted into a bitcoin exchange. Probably one of the more remarkable pivots of our time.

The only problem is, there was basically one individual running this whole exchange. And one individual just, even if they’re the most complete programmer and cryptographer ever, that’s not just going to cut it. So it’s sort of something that grew beyond what it was. And it grew so fast. And it collapsed and they’re still sort of figuring out what happened. But it clearly was some sort of breach or internal malfeasance.

Bitstamp, which happened two weeks ago, they have honored all customer funds. Nobody’s lost a dime. They had reserves and they’ve made good and kept their word on everything.

So it shows the progression. Over a year, we’ve gone from a complete catastrophic failure to a failure that there’s natural rules and checks in place and offline storage and professionals, and people who are keeping this in their minds.

MR. WINKLEVOSS: There’s also, there will be banking relationships, like we have secured a banking relationship for our exchange. And fiat dollars custodied with the exchange will be eligible for FDIC insurance. There are insurers underwriting Bitcoin activities in vaults.

So all of those safeguards that you see in the traditional financial world are existing or will exist in the Bitcoin world.

JESSICA TOONKEL: So I don’t know how much you can get into this, but when the ETF goes live and if there is– I mean, I understand the security will be exceptional. But things happen. If something happens, will investors’ money be protected?

MR. WINKLEVOSS: They should be protected.

MR. WINKLEVOSS: We’re still working through that.

MR. WINKLEVOSS: I’ll probably go to my lawyer on that one.

JESSICA TOONKEL: Okay. I want to open it up to questions, but the other thing, I was at dinner with someone last night who said, “Isn’t everyone using Bitcoin using it for shady dealings?” I know that’s changing, but you have a reputational risk around the currency.

MR. WINKLEVOSS: So people are using US cash dollars for shady dealings. That is truly anonymous. Bitcoin is not. Bitcoin’s pseudonymous. If I send you a bitcoin right now, everybody in the world will see that transaction move.

MR. WINKLEVOSS: On the public ledger.

MR. WINKLEVOSS: On the public ledger called the block chain. If I give you $20, only the people in the room will see that happening. But people in Hong Kong will have no idea that that transaction happened.

So in fact, the block chain technology– and every transaction, the genealogy of every bitcoin, its provenance can be traced back to the beginning of time. So law enforcement have actually enjoyed this because they find you, and then they find me. And so it’s like a trail of breadcrumbs. Whereas cash, the smartest criminals are staying away from Bitcoin. They’re going to cash because people have already gotten arrested in Bitcoin. And it’s a terrible place to do illicit activities.

MR. WINKLEVOSS: The other thing is the irreversibility of Bitcoin is one of its strongest things. So when I send you a bitcoin, it settles instantaneously, you have that asset, unlike credit cards, for example, which are reversible. But it also is a scary thing because you can’t claw back that transaction. So criminals who use the dark web and deposit money or try to transact, a lot of times what happens is they send Bitcoin to a random place, and then the person makes off with their Bitcoin. So criminals are getting burned, not only by law enforcement, by other criminals. Bitcoin’s not a good place to do bad things.

MR. WINKLEVOSS: This is a predictable thing with the new technology, again. The media talked about a Ponzi scheme and then they got bored with that. Then they talked about illicit activity. If you really want to understand this, take the time. Don’t listen to the link bait flashy headlines. Dig into the technology and realize it’s real. Otherwise, you’re going to be sitting there and saying, I wish I didn’t read this entertainment about a true technology that is the most significant breakthrough in the last 20– since the Internet itself. If you think the Internet’s significant or was significant, then you should take the time to understand this.

JESSICA TOONKEL: I do want to open it up for questions. I’m sure some people do have some questions. I think we have one right here.

Q: Thanks for coming. Very interesting. A few different questions, but I guess it evolves around, I guess, the creation process. It’s some type of mining. And can you talk about how perhaps Moore’s Law with the computing power comes into play with that, is one aspect of it.

The other part of it, unlike let’s say oil or some of these other commodities where there’s a physical aspect to it, there doesn’t seem to be this physical aspect of it. So talking about the universe of bitcoins, how they get created.

And then finally, the other question was– well, start on those. Thanks.

MR. WINKLEVOSS: So mining is something that happens approximately every ten minutes. So the computing power for hash algorithms, which is the mathematical problem you have to complete to mine, has gone through the roof. The size of the mining network, if you understood how big bitcoin mining was as a fraction of the entire Internet, you’d be shocked. It’s massive.

So the bitcoins won’t be coming any sooner because the difficulty of the algorithm can change. So basically, they add more zeroes after for the result. And so, it will come steadily every ten minutes, or there so, for the next 100 years. And then it will top off at 21 million. And then there will be miner/minor[?] transactions between the two.

The second question was– I forget.

MR. WINKLEVOSS: Real quick: Mining 101. Miners are like the referees, accountants and scorekeepers of Bitcoin. And they enforce basically the block chain, the integrity, and secure it by mining it. It’s a subnetwork of computers. And in doing so and contributing computing power, they get paid a reward in newly minted bitcoins every ten minutes.

So that’s sort of the high level of mining.

In terms of the hash rate, so mining, the algorithm gets harder as more miners start mining to keep it at ten-minute intervals. And Moore’s Law applies to a certain point when the chips get faster and mined better. However, people can also just throw computers onto the network and increase the hash rate.

So the hash rate has actually completely outstripped Moore’s Law and gone up exponentially faster. And I think it’s larger than anybody expected.

MR. WINKLEVOSS: Physicality’s a fiction in terms of its value. It’s scarce and it has qualities of money. Gold happens to be money because it’s a naturally occurring element that fits the best characteristics of money. It’s not our best money, and that’s why we don’t use gold for money today. We use it for store of value.

Having intrinsic value outside of currency or store of value is actually seen traditionally as a bug. It competes with its money properties and utility. So I don’t see a problem. As long as people recognize that it is scarce, but there’s enough and they’re divisible, and they believe in the technological intrinsic value of it, I’m not worried about that.

JESSICA TOONKEL: We have time for one more question. There’s one right here.

Q: What is the characteristic of Bitcoin that allowed you to say that it was finite?

MR. WINKLEVOSS: It’s the rules written into the source code that’s open.

Q: Who wrote the rules?

MR. WINKLEVOSS: So the creator, Satoshi Nakamoto – it may be a he, a she, or a them. But the thing is, it’s an open source code, so everybody knows the score. So there’s no such thing as insider trading in Bitcoin. Nobody knows more than anybody else. And in fact, the source has evolved so much that there’s people who we do know who are more familiar with the Bitcoin QT client in the source code than actually potentially the creator himself or herself.

MR. WINKLEVOSS: So it’s a fixed number of bitcoins that will be minted by 2140. Right now we’re about 13.5 million have been minted. And right now, I think 25 are minted every ten minutes.

MR. WINKLEVOSS: Right, and so the reason why the rules will not change, because everyone is incented for them not to change. The miners get rewarded every ten minutes for doing these problems that audit the network. If all of a sudden the supply became 25 million, then it would be bad. So no one’s going to buy in to that. So there’s a very good chance that it stays fixed.

MR. WINKLEVOSS: And in terms of sort of– so people view gold a lot of times as like an inflation hedge. And I think a lot of people view Bitcoin as well, because of its fixed supply and the certainty at which new bitcoins are being entered into the system. And that’s one of the things in terms of people who really like the store of value argument. They look at the rules of the source code and they like the fact that it’s sort of a hedge against other monetary policy that we may have very little insight into or little control into. We’ve all sort of heard the story of Zimbabwe and the trillion dollar bill. In Bitcoin, there will be 21 million bitcoins. They’re divisible up to 100,000 pieces. And it’s a very predictable schedule at which they’ll be entered into.

MR. WINKLEVOSS: Also, we live in America and we’ve been, knock on wood, pretty lucky with our currency store of value. If you live in Argentina, your money is degraded 25% a year. So there’s actually payment processors that help merchants in Argentina get settled in bitcoins. So a hotel can accept Bitcoin instead of accepting fiat US currency that’s got to get FX and settles in 18 days.

So outside of the prism of our world, there’s a lot of people that, even despite the volatility, they’ll take that bet over their local government’s.

JESSICA TOONKEL: Thank you so much again for coming. We really appreciate it.

MR. WINKLEVOSS: Thanks for having us.

[applause]

END [2:09:20]

The Winklevoss Bitcoin Trust has filed a registration statement (including a preliminary prospectus dated December 30, 2014) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.